SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2011

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR TO LAUNCH COMPLAINT AGAINST BAA STANSTED FOR OVERCHARGING AND MONOPOLY ABUSES

Ryanair, the world's favourite airline, today (Wed 27th July) confirmed that it had instructed its lawyers to file a complaint with the CAA and Competition Commission, demanding that they  revise the current price cap at Stansted to eliminate what Ryanair believes are monopoly abuses and overcharging of Stansted's airlines over the past five years (2007-2011) during which:

·	Stansted's traffic has fallen 24% from 24m to 18.3m (from 2007-2010).
·	Airport charges have doubled from €3.30 per pax to €6.60 per pax.
·	Stansted's costs have risen 16% from £155m to £180m, despite a 24% fall in traffic.

Ryanair's case will highlight what Ryanair believes are examples of monopoly abuse by BAA Stansted against airlines and passengers using London's third airport over the past five years as follows:

1.
Stansted's RAB (Regulatory Asset Base) of £1,250m is overstated by £270m of inflation adjustments.  While non regulated companies depreciate their fixed assets, BAA Stansted inflates them by RPI each year.

2.
Stansted's RAB is further over-stated by at least £194.2m, being the vast sums wasted by BAA Stansted on its (now abandoned) second runway project, including unnecessary blight costs, Head Office fees and charges.  These were costs which BAA Stansted was not obliged to incur, and which the Stansted airlines opposed.  If BAA Stansted chose to waste £200m on a second runway project that doesn't proceed, then Ferrovial and the BAA Head Office should write off these losses and not pass them on to Stansted's airlines and passengers.

3.
Any company that has suffered a 30% decline in business over the past five years would respond by cutting its prices.  Instead, BAA Stansted monopoly's response has been to double its passenger charges, making Stansted Airport uncompetitive, but generating monopoly profits for the BAA.  So far in 2011 the following airlines have announced further route and traffic cuts at Stansted, when faced with higher airport charges:

·	Air Berlin (Hannover and Nuremburg)
·	Astreus (Reykjavik)
·	Air Asia X (Kuala Lumpur)
·	Cyprus Airways (Larnaca & Paphos)
·	Easyjet (a 3 based aircraft switched to Southend)
·	Ryanair (winter schedule cut by 20%)
·	Star One (Vilnius)
·	Thomas Cook (Larnaca & Monastere)
·	Thomson (Bodrum, Monastere & Reus)

Ryanair expects Stansted's 2012 traffic to fall again to just over 17m passengers, a 30% decline from its 2007 24m peak.

4.
BAA Stansted's regulatory accounts show numerous examples of unexplained costs being transferred to Stansted by BAA HQ and Heathrow which inflates Stansted's costs and understates Stansted's profits, while boosting those of the BAA Group and Heathrow.  Examples of this include:

·
In 2008 a £28.4m "intra-group cost" was charged to BAA Stansted.  These unexplained " intra-group costs" have exceeded £70m over the past four years, despite the fact that BAA Stansted is managed and run from Stansted Airport.

·
"Other costs" at Stansted trebled from £7.7m in 2008 to £25.3m in 2009 without any explanation.  In 2010 these costs were explained as "a combination of supply chain initiatives and cost bundling, less marketing spend and reduced insurance premiums".

·
Stansted Airport's "utility costs" increased 80% from £13m in 2009 to £23.4m in 2010 due to a "revised allocation" of electricity charges between Heathrow and Stansted.  The BAA has failed to explain why Stansted's electricity bill increased by 80% in 2010, even as Stansted's traffic declined by 9%.

·
In 2010 Stansted Airport suffered a £39m "exceptional charge" which was referred to as "Stansted's share of the actuarial deficit in the BAA Groups defined pension benefit scheme".  Clearly Stansted airlines and passengers should not be paying for the mismanagement and deficit of BAA Group's pension scheme deficit.  How was this deficit "shared" between the five BAA airports?  What exceptional change did Heathrow suffer?

·
If Stansted's expenditure of £155m in 2007 had mirrored its traffic decline, and fallen by 24%, to 2011, then Stansted's total costs in 2011 would be £116m and not £180m.  This indicates that Stansted's current profitability equates to approx. £100m p.a., but the profits are being understated with these unexplained inter group charges, revised cost allocations and exceptional charges from BAA Group and Heathrow.

Properly regulated Stansted's airport charges should be reduced by at least £50m from £122m in 2011 to the £72m charged in 2006 prior to the BAA Stansted's 2007 decision to double airport charges which led to five years of traffic declines after 15 consecutive  years of low fares growth.

5.
Ryanair believes that the Stansted Airport's regulatory accounts clearly show that airlines and passengers are being overcharged by at least £50m per year, or £1m per week.  Since Ryanair accounts for 70% of Stansted's traffic, Ryanair is being over charged by at least £35m p.a. or approx £3 per passenger for each of its 12 million passengers at Stansted.

Ryanair's Michael O'Leary said:

"Stansted's regulatory accounts, in our opinion, clearly show the BAA gaming the regulatory system, and abusing its monopoly power to inflate its RAB and inflate its costs in order to overcharge airlines and passengers at Stansted.  BAA Stansted has inflated their regulatory asset base by over £270m in inflation adjustments, and by £200m in second runway costs, for which there is no justification.

BAA Stansted's regulatory accounts also show a myriad of unexplained intra-group costs, reallocation of Heathrow costs and an 80% increase in Stansted's electricity bill in 2010, due to a "revised allocation" of Heathrow's electricity costs in a blatant attempt to understate the enormous profits being exploited by BAA Stansted monopoly.

This overcharging of airlines and passengers is an abuse of the BAA's monopoly power at Stansted, which proves again that the UK Competition Commission was right when in 2008 they recommended that the BAA be forced to sell Gatwick and Stansted airports because it found that:

(a)	"The BAA's monopoly ownership of Heathrow, Gatwick and Stansted airports has adversely affected competition."

       (b)   "The way the BAA has conducted its business has adversely affected competition.

(c)	"The inadequate regulatory regime operated by the CAA has adversely affected competition".

It is a matter of great regret to the airlines at Stansted that three years after the Competition Commission first recommended the sale of Stansted, the BAA continues to delay and frustrate this sale, so that it can continue to inflict long queues and atrocious customer service, while doubling the airport charges and monopoly profits of BAA Stansted.

"The sooner Stansted is sold, the sooner it will be run efficiently to meet the needs of its low fare airlines and enable them to stimulate traffic and tourism growth, to promote choice and competition.  Competition can provide Stansted's airlines and passengers with better service, at a fair price, whereas in recent years we have suffered atrocious service at rapacious prices, because in our opinion the BAA is an abusive monopoly and the CAA has been an incompetent regulator."

For further information
please contact:                       Stephen McNamara                Joe Carmody
                                                  Ryanair Ltd                               Edelman
                                                  Tel: +353-1-8121212              Tel. +353-1-6789333

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date:  27 July, 2011

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary